Announcement to the Market
                       Banco Itau Holding Financeira S.A.


The acquisitions of BBA, Banco Fiat, BEG, Banestado, Bemge and Banerge clearly demonstrate the vocation of Banco Itau Holding Financeira S.A. for expansion and its firm intention of participating in the process of consolidating a strong and competitive financial, capitalization, insurance and pension plans system, all of which demonstrates the Itau's faith in the future of our country.

In this connection, we are announcing the signature of a contract with AGF Brasil Seguros and AGF do Brasil Participacoes Ltda., for the acquisition of Banco AGF, of AGF Vida e Previdencia and of the group life insurance assets of AGF Seguros, totaling R$243 million.

For AGF Brasil Seguros, this represents a new strategic business orientation that seeks to focus on the segments of health, large risks and automobiles, in order to improving margins.

The acquisition of these life insurance, private pension and asset management operations will enable Banco Itau Holding Financeira S.A. to expand its presence in activities and market segments that are strategically important for its growth and for its increased profitability, reaffirming its focus on the steady and consistent creation of value for its shareholders.

Customers, employees and brokers have everything to gain from this new move. For insurance brokers, whose job is to ensure efficient distribution of these products, the transaction offers new opportunities, since Itau will use brokers to strengthen its presence in this market. Employees can expect a range of new business opportunities, to be pursued with the quality and motivation that is a hallmark of the Itau Group. Customers will continue to enjoy the same or even better service, in the unceasing search for customer satisfaction.

It should further be noted that:

     o Itau Holding does not expect any significant changes to its results over the next 12 months as the result of this acquisition.
     o The acquisition is still conditional upon approval from the respective authorities.

                           Sao Paulo, October 20 2003

                       Banco Itau Holding Financeira S.A.

                             Alfredo Egydio Setubal

                           Director Investor Relations